FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
April 30, 2009.
ITEM 3:	News Releases
A news release was issued on May 5, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.
ITEM 4:	Summary of Material Change

The Company announced that it has closed on the agreement with Paragon Minerals Corporation (“Paragon”) and has acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest, as stated in the Company’s April 9, 2009 news release.

ITEM 5:	Full Description of Material Change

The Company announced that it has closed on the agreement with Paragon Minerals Corporation (“Paragon”) and has acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.

As consideration for the 60% interest in the Project, Crosshair issued 2,655,000 common shares to Paragon valued at approximately CDN$600,000 based on the weighted average share price for the five days leading up to the closing date of April 30, 2009.  Crosshair will provide Paragon with a CDN$2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair may extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Crosshair may elect to earn an additional 10% interest (to 70%) by providing Paragon with an additional CDN$1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair may purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and CDN$1.0 million or just retain the 60% interest.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
May 7, 2009.